SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 Schedule 13E-3
                        RULE 13e-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)


                                 Amendment No. 4


                        Real Estate Associates Limited V
                              (Name of the Issuer)

                        Real Estate Associates Limited V
                     National Partnership Investments Corp.
                          Casden Investment Corporation
                              Charles H. Boxenbaum
                                 Bruce E. Nelson
                                 Henry C. Casden
                                 Alan I. Casden
                      (Name of Person(s) Filing Statement)

                          Limited Partnership Interests
                         (Title of Class of Securities)

                                                          75585108
                      (CUSIP Number of Class of Securities)

                             STEVEN A. FISHMAN, ESQ.
                               BATTLE FOWLER, LLP
                               75 EAST 55th STREET
                            NEW YORK, NEW YORK 10022
       (Name, Address and Telephone Number of Person Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)

                   This Statement is filed in connection with
                          (check the appropriate box):
a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c. [ ] A tender offer.
d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

                            Calculation of Filing Fee
          ---------------------------- -------------------------------
                              $1,571,673.00 $314.00
                   Transaction Valuation* Amount of filing fee
          ---------------------------- -------------------------------

* For purposes of calculating the filing fee only. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and equals 1/50 of one percent of the value of the cash being paid in connection with the transaction.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or schedule and the date of its filing.

Amount Previously Paid:    $314.00
Form or Registration No:   Schedule 13E-3
Filing Party:              Real Estate Associates Limited V
Date Filed:                January 23, 1998



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677188.5

         This Rule 13e-3 Transaction Statement (the "Statement") relates to the proposed sale of substantially all of the interests of Real Estate Associates Limited V, a California limited partnership (the "Partnership"), in the real estate assets of nineteen limited partnerships in which the Partnership holds a limited partnership interest, to a real estate investment trust or its designated affiliate (the "REIT") to be organized by Casden Properties, a California general partnership, and certain of its affiliates.

         The General Partners of the Partnership are National Partnership Investments Corp., a California corporation ("NAPICO"), and National Partnership Investments Associates II, a California limited partnership ("NPIA"). NAPICO is a wholly-owned subsidiary of Casden Investment Corporation, the sole director and stockholder of which is Mr. Alan I. Casden. The current members of NAPICO's board of directors are Charles H. Boxenbaum, Bruce E. Nelson, Henry C. Casden and Alan I. Casden, each of whom is expected to become an officer and shareholder of the REIT. Alan I. Casden is the general partner of Casden Properties.

         A preliminary consent solicitation statement (the "Consent Solicitation Statement") with regard to the proposed sale has been filed with the Securities and Exchange Commission contemporaneously herewith. The Consent Solicitation Statement is attached hereto as Exhibit (d).

         The following Cross Reference Sheet is supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Consent Solicitation Statement of the information required to be included in response to the items of this Statement. The information in the Consent Solicitation Statement, a copy of which is attached hereto as Exhibit (d), is hereby expressly incorporated herein by reference in answer to the items in this Statement, and the Cross Reference Sheet set forth below shows the location in the Consent Solicitation Statement of the information required to be included in response to the items of this Statement. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Consent Solicitation Statement. The Consent Solicitation Statement will be completed and, if appropriate, amended, prior to the time it is first sent or given to limited partners of the Partnership. This Statement will be amended to reflect such completion or amendment of the Consent Solicitation Statement.

                              Cross Reference Sheet


Item of Schedule 13E-3                Location in Consent Solicitation Statement
----------------------                ------------------------------------------

Item 1. Issuer and Class of Security Subject to the Transaction.

(a) and (b)                           Outside Front Cover Page, "SUMMARY OF
                                      CONSENT SOLICITATION STATEMENT -- The
                                      Partnership," "THE PARTNERSHIP --
                                      General," "-- Market for Partnership
                                      Interests and Related Security Holder
                                      Matters."

(c) and (d)                           "The PARTNERSHIP -- Market for Partnership
                                      Interests and Related Security Holder
                                      Matters" and "-- Distribution History."

(e)                                   Not Applicable.

(f)                                   Not Applicable.

Item 2. Identity and Background.

         This statement is being filed by the issuer and certain affiliates of the issuer named in (b) below.

(a)                                   "SUMMARY OF CONSENT SOLICITATION STATEMENT
                                       -- The Partnership" and "THE PARTNERSHIP
                                       -- General."

(b)                                   Alan J. Casden
                                      Chairman
                                      Casden Properties Inc.
                                      9090 Wilshire Boulevard, 3rd Floor
                                      Beverly Hills, CA 90211

                                      Henry C. Casden
                                      President
                                      Casden Properties Inc.
                                      9090 Wilshire Boulevard, 3rd Floor
                                      Beverly Hills, CA 90211

                                      National Partnership Investments Corp.,
                                      a California corporation
                                      9090 Wilshire Boulevard, Suite 201
                                      Beverly Hills, CA 90211

                                      Casden Investment Corporation,
                                      a California corporation
                                      9090 Wilshire Boulevard
                                      Beverly Hills, CA 90211

                                      Charles H. Boxenbaum
                                      9090 Wilshire Boulevard
                                      Beverly Hills, CA 90211

                                      Bruce E. Nelson
                                      9090 Wilshire Boulevard
                                      Beverly Hills, CA 90211

(c)-(d) "SUMMARY OF CONSENT SOLICITATION STATEMENT -- The Partnership" and "THE PARTNERSHIP -- General."

677188.5


(e)-(f) During the past five years, neither the Partnership nor any of the filing persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
                                      (ii) is a party to a civil proceeding
                                      of a judicial or administrative body of
                                      competent jurisdiction, and, as a
                                      result of such proceeding, was or is
                                      subject to a judgment, decree or final
                                      order enjoining further violation of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws, except as set forth under
                                      "LEGAL PROCEEDINGS."



(g) All relevant persons are citizens of the United States of America.

Item 3.  Past Contracts,  Transactions or Negotiations.

(a)                                   Not Applicable.

(b)                                  "The PARTNERSHIP -- Conflicts of Interest."

Item 4.  Terms of the Transaction.
(a) and (b)                           Outside Front Cover Page, "SUMMARY OF
                                      CONSENT SOLICITATION STATEMENT -- The
                                      Sale," "-- Conflicts of Interest," and
                                      "THE SALE."

Item 5.  Plans or Proposals of the Issuer or Affiliate.
(a)-(g) Outside Front Cover Page, "SUMMARY OF CONSENT SOLICITATION STATEMENT -- The Sale," "-- Conflicts of Interest," and "THE SALE."

Item 6.  Source and Amount of Funds or Other Consideration.
(a)                                  "SUMMARY OF CONSENT SOLICITATION STATEMENT
                                      -- The Sale" and "THE SALE -Source of
                                      Funds."

(b)                                  "THE SALE -- Transaction Costs."

(c)-(d)                               Not Applicable.

Item 7.  Purposes, Alternatives, Reasons and Effects.
(a) Outside Front Cover Page, "SUMMARY OF CONSENT SOLICITATION STATEMENT -- The Sale," "-- Potential Benefits of the Sale," "-- Potential Adverse Effects of the Sale," "THE SALE," "CONFLICTS OF INTEREST" and "FEDERAL INCOME TAX CONSEQUENCES." Each filing person has adopted the analysis of NAPICO, as managing general partner of the Partnership, with respect to the purposes for the Rule 13e-3 transaction, as set forth in the above sections.

677188.5

(b) Outside Front Cover Page, "SUMMARY OF CONSENT SOLICITATION STATEMENT -- The Sale," "-- Potential Benefits of the Sale," "-- Potential Adverse Effects of the Sale," "THE SALE," "CONFLICTS OF INTEREST" and "FEDERAL INCOME TAX CONSEQUENCES." Each filing person has adopted the analysis of NAPICO, as managing general partner of the Partnership, with respect to alternatives and the reasons that alternative transactions considered were rejected, as set forth in the above-referenced sections.


(c)-(d)                               Outside Front Cover Page,
                                      "SUMMARY OF CONSENT SOLICITATION
                                      STATEMENT-- The Sale," "--Potential
                                      Benefits of the Sale," "--Potential
                                      Adverse Effects of the Sale," "THE SALE,"
                                      "CONFLICTS OF INTEREST" and "FEDERAL
                                      INCOME TAX CONSEQUENCES." Each filing
                                      person has adopted the analysis of NAPICO, as managing general partner of the Partnership with respect to the reasons for the structure of the Rule 13e-3 transaction and the reasons for undertaking the transaction at this time. Additionally, each filing person has adopted the description provided by NAPICO, as managing general partner of the Partnership, with respect to the effects (including the federal tax consequences) of the Rule 13e-3 transaction on the Partnership, its affiliates and other security holders, as set forth in the above-referenced sections.



Item 8.   Fairness of the Transaction.

(a) "SUMMARY OF CONSENT SOLICITATION STATEMENT -- Potential Benefits of the Sale," "-- Potential Adverse Effects of the Sale," "-- Third Party Opinion," "--
                                      Recommendations of the General Partners,"
                                      "-- Conflicts of Interest" and "THE SALE
                                      -- Fairness Opinion." Each filing person reasonably believes that the Rule 13e-3 transaction is fair to unaffiliated security holders. Each filing person has adopted the analysis of NAPICO, as managing general partner of the Partnership with respect to the fairness of the transaction to the limited partners as set forth in the above-referenced sections.


(b)-(f) "SUMMARY OF CONSENT SOLICITATION STATEMENT-- Potential Benefits of the Sale," "--Potential Adverse Effects of the Sale," "--Third Party Opinion," "--Recommendations of the General Partners," "--Conflicts of Interest" and "THE SALE-- Fairness Opinion." Each filing has adopted the analysis of NAPICO, as managing general partner of the Partnership with respect to the material factors upon which the belief stated in
                                      Item 8(a) is based, as described in the
                                      above-referenced sections.


Item 9.  Reports, Opinions, Appraisals and Certain Negotiations.

(a)-(c) "SUMMARY OF CONSENT SOLICITATION STATEMENT -- Potential Benefits of the Sale," "-- Potential Adverse Effects of the Sale," "-- Third Party Opinion," "--
                                      Recommendations of the General Partners,"
                                      "-- Conflicts of Interest" and "THE SALE
                                      -- Fairness Opinion."

Item 10.  Interest in Securities of the Issuer.

677188.5

(a) "THE PARTNERSHIP--Market for Partnership Interests and Related Security Holder Matters."

(b)                                   Not Applicable.

Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.

                                      "SUMMARY OF CONSENT SOLICITATION STATEMENT
                                      -- Conflicts of Interest" and "CONFLICTS
                                      OF INTEREST."

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

(a)-(b) "SUMMARY OF THE CONSENT SOLICITATION STATEMENT -- Recommendation of the General Partners," "THE SALE -- Recommendation of the General Partners" and "-- Fairness Opinion."

Item 13.  Other Provisions of the Transaction.
                                      Outside Front Cover Page, "SUMMARY OF
                                      CONSENT SOLICITATION STATEMENT -Potential
                                      Adverse Effects of the Sale" and "LIMITED
                                      PARTNERS CONSENT PROCEDURE -- No
                                      Dissenters Rights of Appraisal."

(b)-(c)                               Not Applicable.

Item 14.  Financial Information.

(a) "SELECTED FINANCIAL INFORMATION", "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" and Annex B to Proxy Statement.

(b)                                   Not Applicable.

Item 15.  Persons and Assets Employed, Retained or Utilized.

(a)-(b) "SUMMARY OF CONSENT SOLICITATION STATEMENT -- Conflicts of Interest" and "CONFLICTS OF INTEREST."

Item 16.  Additional Information.

(a)                                   Not Applicable.

Item 17.  Material to be filed as Exhibits.

(a)                                      Not Applicable.

(b) Fairness Opinion of Robert A. Stanger & Co., Inc. (attached as Annex A to Exhibit
                                      (d)).

(c)                                   Not Applicable.

(d) Preliminary copies of each of the Consent Solicitation Statement, Letter to Limited Partners and Form of Consent.

(e)                                   Not Applicable.

(f)                                   Not Applicable.




677188.5

                                   SIGNATURES


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  May  27, 1998



                      REAL ESTATE ASSOCIATES LIMITED V
                      By Its General Partners

                     NATIONAL PARTNERSHIP INVESTMENTS CORP.


                                    By:       /s/ Bruce E. Nelson
                                              -------------------
                                            Bruce E. Nelson
                                            President



                     NATIONAL PARTNERSHIP INVESTMENTS CORP.



                                    By:       /s/ Bruce E. Nelson
                                              -------------------
                                            Bruce E. Nelson
                                            President



                                    CASDEN INVESTMENT CORPORATION


                                    By:       /s/ Alan I, Casden
                                              -------------------
                                              Alan I. Casden
                                               President



                                              /s/ Henry C. Casden
                                              -------------------
                                              Henry C. Casden


                                              /s/ Alan I. Casden
                                              -------------------
                                              Alan I. Casden

                                               /s/  Charles H. Boxenbaum
                                              --------------------------
                                                     Charles H. Boxenbaum

                                               /s/  Bruce E. Nelson
                                              -------------------
                                                    Bruce E. Nelson

                                                                  Exhibit (d)(1)























--------
(1)  Previously filed.